UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Call Emmy, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
March 3, 2021

Physical address of issuer
816 Marston Trail, Golden , CO 80401

Website of issuer
https://www.callemmy.com

Name of co-issuer
Call Emmy I, a series of Wefunder SPV, LLC

Legal status of co-issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
May 1, 2021

Physical address of co-issuer
4104 24TH ST , PMB 8113 , San Francisco, CA 94114

Website of co-issuer
https://wefunder.com/

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$128,372.00	$157,805.00
Cash & Cash Equivalents	$12,888.00	$88,977.00
Accounts Receivable	$9,782.00	$9,782.00
Short-term Debt	$42,690.00	$60,947.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$310,954.00	$310,487.00
Cost of Goods Sold	$252,014.00	$258,938.00
Taxes Paid	$0.00	$0.00
Net Income	-$77,340.00	-$5,708.00


May 2, 2024

FORM C-AR

Call Emmy, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Call Emmy, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.callemmy.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 2, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify

forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

She's Independent Founder & Managing Partner June 2019 - Present (5 years) Boulder, Colorado, United States She's Independent is a women-first angel investment group working to get more women on the cap table (in ownership positions), in the boardroom, and in positions of

Wildfire.Report Founder August 2018 - Present (5 years 10 months) San Jose, CA Wildfire.Report is a mobile app that allows both the public as well as professionals access to timely and actionable wildfire information that is contextually relevant to the individual. The app was created as part of the Call for Code 2018 event sponsored by IBM, and support from the United Nations Human Rights Office and the American Red Cross' International. Page 1 of 5 120 Hertz - The New 60 for Flight Simulation Patents Dynamic data transaction processing using gating criteria Field-deployable Neurological Assessment Tool For Performance Readiness And Telemedicine Reconfigurable Image Generator The concept for the app originated from my previous creation of informational virtual fly through videos for wildfire events in Washington State and California starting in 2014. The app is under development and slated for beta use during the 2019 fire season. You can view some of the previous videos I created on youtube, or check out the website for more information.

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering.)

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interest in the Company may be diluted. This means that the pro-rate portion of the Company represented by the Investor's securities will decrease

15

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Call Emmy, Inc. (the "Company") is a Delaware Corporation, formed on March 3, 2021.

The Company is located at 816 Marston Trail, Golden, CO 80401.

The Company's website is https://www.callemmy.com.

The information available on or through our website is not a part of this Form C-AR.

Call Emmy I, a series of Wefunder SPV, LLC (the "Co-Issuer") is a Delaware Limited Liability Company, formed on May 1, 2021.

The Co-Issuer is located at 4104 24TH ST, PMB 8113, San Francisco, CA 94114.

The Co-Issuer's website is https://wefunder.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

On-demand marketplace connecting parents with trusted family-care providers

RISK FACTORS

Risks Related to the Company's Business and Industry

In the event that we are unable to attract and convert B2B clients, making us only a B2C platform which drives high marketing costs and scale will be more challenging.
Mitigation: This is not a big risk as we are currently seeing very strong interest from B2B clients to engage with us.

Like any technology platform, we could be hacked and out client data/information could be at risk.
Mitigation: We are on AWS on the backend which is the gold standard of cloud storage, and we have access to AWS technologists should this issue arise.

We are currently being audited by Colorado Department of Labor for correct worker classification.
While there are plenty of precedents in Colorado outside for prevailing such audits, there is a risk that CODL's ruling would classify all of our gig workers as employees and not independent contractors. Mitigation: We have engaged legal counsel who is confident that we will come out of the audit successfully.

One of our competitors such as care.com could change their business strategy to provide the matching in an on-demand fashion. Mitigation: Our business is predicated upon customer love and loyalty, and we plan on continuing with our focus on customer retention and brand loyalty.

Disintermediation; the risk of bookers and providers going off-platform and engaging in an ongoing relationship. Mitigation: We have built in a number of measures in our technology to make it advantageous for the bookers and providers to stay on our platform and not disintermediate.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.

In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company assets or profits, and have no voting rights or ability to direct the Company or its action.

Our future success depends on the efforts of a small management team, The loss of services of the members of the management team may have an adverse effect on the company.

There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An Investor in the Company will likely hold a minority position in the Company. and thus, be limited as to its ability to control or influence the governance and operations for the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction. but such an opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

The Company may have the authority to repurchase its securities from shareholders which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the investor, and create pressure in the Investor to sell its securities to the Company concurrently.

As a minority owner of the Company, the Investor will have limited or on ability to influence a potential sale of the Company or a substantial portion of its assets.

Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of

the value remaining in the company, will be equal to or exceed the value of the Investor's. initial investment in the Company

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all the risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

On-demand marketplace connecting parents with trusted sitters and household help service providers.

Business Plan - The Company

The Company is committed to bringing the best user experience to its customers through its innovative on-demand marketplace that connects parents with trusted family-care providers.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market

Call Emmy is a technology software platform that connects busy parents and institutions with high-quality, fully vetted service providers (sitters, caregivers, household helpers) on demand. Our core product is a platform-agnostic mobile-responsive web application that allows bookers to book providers for short-term, informal engagements (a/k/a babysitting, cleaning, chores, etc) using a simple on-demand interface. Payment is processed through the app, and Call Emmy collects a 30% commission on the total job that bookers pay. Our market consists of parents of children younger than 12 years of age and institutions who need to book informal service providers in an on-demand basis.

Competition

Our primary competitors are Care.com, UrbanSitter and SitterCity. Like us, they seek to address the informal childcare and household management market using internet-based technology. However, their platforms are discovery/registry platforms as opposed to our matching platform. Our secondary competitors are Bambino and other newer app-based, internet platforms that take a more tech-forward approach to the discovery/registry model, but still fall short of the full-service matching technology we offer.

While there are currently no competitors offering an on-demand matching product in the informal childcare space, we are aware that that can and likely will change in the future, making it important for us to advance our technology and grow our base of loyal users as quickly as possible.

_____

Customer Base

We are a double-sided marketplace, so our customer base consists of two primary constituencies: bookers (parents and institutions) and caregivers. We approach customer acquisition and retention of our two customer bases separately.

Intellectual Property

The Company is dependent on the following intellectual property: None.

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 816 Marston Trail, Golden, CO 80401

The Company has the following additional addresses: 601 16th Street, suite C251, Golden CO 80401.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Arezou Zarafshan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and CEO, 2021- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Arezou Zarafshan & Associates, LLC Founder and CEO October 2014- Present SecondActWoman Member of the Board of Advisors January 2021- Present Knack Technologies, Inc. Investor January 2019- Present SheFactor Advisor January 2019- Present Bold Betties Cofounder and Chief Marketing Officer 2016-2018 OtterBox Vice President of Product Management, Innovation and Business Insights 2015-2016 Crocs, Inc. Vice President of Total Consumer Experience 2011- 2014 ACCO Brands Vice President of Global Product Development 2007- 2010

Education

Northwestern University- Kellogg School of Management The Customer-Focused Organization: Leadership, Strategy, and Implementation Oregon Graduate Institute of Science & Technology M.S., Electrical Engineering Washington State University B.S., Electrical Engineering

---

Name

Natalie Levy

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board member: Dec 2023 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

She's Independent Founder & Managing Partner June 2019 - Present (5 years) Boulder, Colorado, United States She's Independent is a women-first angel investment group working to get more women on the cap table (in ownership positions), in the boardroom, and in positions of influence. CU Boulder Innovation and Entrepreneurship External Advisory Board July 2023 - Present (11 months) Boulder, Colorado, United States Call Emmy Board Director September 2023 - Present (9 months) Boulder, Colorado, United States Call Emmy is a mobile technology marketplace platform that matches busy parents with local household service providers. All services are on-demand, and the service providers are vetted, interviewed and background checked. Kyto Technology and Life Science Inc Investor and Advisor May 2022 - Present (2 years 1 month) KYTO is a Silicon Valley-based investment company focused on creating an

ETF-like vehicle of diversified and thoroughly vetted start-ups thus defining an entirely new non-correlated asset class. Predicta Med Investor April 2022 - Present (2 years 2 months) Predicta Med uncovers undiagnosed autoimmune diseases by harnessing the power of AI. ChangeEngine Advisor and Investor October 2021 - Present (2 years 8 months) Increase employee adoption of people programs, DEIB, onboarding, manager coaching, health & wellness, advocacy, CSR, compliance, culture & values. Genda Investor August 2021 - Present (2 years 10 months) Genda makes Jobsites manageable by putting construction field data to work. Follow the current situation and tasks as they occur. Understand your jobsite's status and verify that work happens as planned.

Education

University of Michigan BSE, Industrial and Operations Engineering (major), Mathematics (minor), Finance (concentration) · (2002 - 2006)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Arezou Zarafshan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and CEO, 2021- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Arezou Zarafshan & Associates, LLC Founder and CEO October 2014- Present SecondActWoman Member of the Board of Advisors January 2021- Present Knack Technologies, Inc. Investor January 2019- Present SheFactor Advisor January 2019- Present Bold Betties Cofounder and Chief Marketing Officer 2016-2018 OtterBox Vice President of Product Management, Innovation and Business Insights 2015-2016 Crocs, Inc. Vice President of Total Consumer Experience 2011- 2014 ACCO Brands Vice President of Global Product Development 2007- 2010

Education

Northwestern University- Kellogg School of Management The Customer Focused Organization: Leadership, Strategy, and Implementation Oregon Graduate Institute of Science & Technology M.S., Electrical Engineering Washington State University B.S., Electrical Engineering

_____

Name

Kenji Kato

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technology Officer, 2023 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Call Emmy Chief Technology Officer September 2023 - Present (9 months)
Wildfire.Report Founder August 2018 - Present (5 years 10 months) San Jose, CA
Wildfire.Report is a mobile app that allows both the public as well as professionals access to timely and actionable wildfire information that is contextually relevant to the individual. The app was created as part of the Call for Code 2018 event sponsored by IBM, and support from the United Nations Human Rights Office and the American Red Cross' International. Page 1 of 5 120 Hertz - The New 60 for Flight Simulation Patents Dynamic data transaction processing using gating criteria Field-deployable Neurological Assessment Tool For Performance Readiness And Telemedicine Reconfigurable Image Generator The concept for the app originated from my previous creation of informational virtual fly through videos for wildfire events in Washington State and California starting in 2014. The app is under development and slated for beta use during the 2019 fire season. You can view some of the previous videos I created on youtube, or check out the website for more information.
NASA Ames Research Center Principal Research Engineer May 2010 - Present (14 years 1 month) Moffett Field, Mountain View, CA

Education

Washington State University B.S., Physical Sciences · (1989 - 2004)

_____

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross

negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 5 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	0
Voting Rights	No
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering.) These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interest in the Company may be diluted. This means that the pro-rate portion of the Company represented by the Investor's securities will decrease which could also diminish the Investor's voting/and or economic rights. In addition, as discussed above, if a majority0in0interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.
Other Material Terms or information.	
Value of SAFE or Convertible Notes	Based on our SAFEs, when we engage in an offering of equity interests involving preferred stock, Investors will receive a number of shares of preferred stock calculated using the method that results in the greater number of preferred stocks: i. the total value of the Investors' investment, divided by a. the price of preferred stock issued to new Investors multiplied by b. the discount rate (90%), or ii. if the valuation for the company is more than $6,500,000.00 (the "Valuation Cap"), the

	amount invested by the Investor divided by the quotient of a. the Valuation Cap divided by b. the total amount of the Company's capitalization ta that mite. iii. for investors up to the first $ 100,000 for the securities, investors will receive a valuation cap of $6,000,000.00 and a discount rate of 90.0%.

Type of security	Common Stock
Amount outstanding	9,063,050
Voting Rights	Yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Stripe Capital
Amount outstanding	$11,438.22
Interest rate and payment schedule	15.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	20% rev share until the loan is paid off

The total amount of outstanding debt of the company is $11,438.22.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)		$110,000.00	General Operations	February 1, 2022	Section 4(a)(2)
		$43,869.00	General Operations	December 1, 2022	Section 4(a)(2)
		$125,000.00	General Operations	December 1, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	8,858	$50,000.00	If we raise: $50,000 Use of proceeds: 60% will go towards hiring and salaries, %20 will be spent on sales and marketing (exhibits, conferences and advertising), 6.5% will be spent on Wefunder Fees and 13.5% will be spent on customer success and operations.	May 23, 2023	Regulation CF
			If we raise: $500,000 Use of proceeds: 37% will go towards hiring and salaries, 32% will be spent on sales and		

			marketing (exhibits. conferences and advertising). 20% will go towards technology improvements, 56%. will be spent on Wefunder Fees and 13.5% will be spent on customer success and operations.		
SAFE (Simple Agreement for Future Equity)		$10,000.00	General Operations	Sept 4, 2023	Section 4(a) (2)

Ownership of the Company

A majority of the Company is owned by Arezou Zarafshan.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	% of Voting Power Prior to Offering
Arezou Zarafshan	99.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

We are a pre-seed company and hence, are faced with challenges on liquidity, customer acquisition and product market fit.

We are integrating our platform with some reservations and ticket sale platforms in order to acquire more customer. We are working with centers of faith in providing them with on-demand sitters and we are greatly growing the event/convention segment of our business. We intend to raise another round of funding using which, we would be hiring a market leader for markets in the south that we intend to launch and grow in.

Liquidity and Capital Resources

On February 1, 2022, the Company conducted an offering pursuant to Section 4(a)(2) and raised $110,000.00.

On December 1, 2022, the Company conducted an offering pursuant to Section 4(a)(2) and raised $43,869.00.

On December 1, 2022, the Company conducted an offering pursuant to Section 4(a)(2) and raised $125,000.00.

On May 23, 2023, the Company conducted an offering pursuant to Regulation CF and raised $50,000.00.

On Sept 04, 2023, the Company conducted an offering pursuant to Section 4(a)(2) and raised $10,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent,

sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investors of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Loans

Related Person/Entity	Arezou Zarafshan
Relationship to the Company	Founder and CEO
Total amount of money involved	$43,869.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Capital contribution from the owner in 2021 and 2022

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Arezou Zarafshan
(Signature)

Arezou Zarafshan
(Name)

Founder and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Arezou Zarafshan
(Signature)

Arezou Zarafshan
(Name)

Founder and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/https://www.callemmy.com
_____
(Signature)

https://www.callemmy.com
_____
(Name)

Founder and CEO
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

Call Emmy Inc

Balance Sheet

As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Brex Checking Account	10,124.06	67,353.35
Cash	0.00	0.00
PayPal Bank	0.00	-2.53
Stripe	2,763.85	21,489.88
Total Bank Accounts	**$12,887.91**	**$88,840.70**
Accounts Receivable		
Accounts receivable (A/R)	0.00	
Total Accounts Receivable	**$0.00**	**$0.00**
Other Current Assets		
AZA Consulting Receivable	9,781.52	9,781.52
Loans to officers	91,760.00	33,260.00
Payments to deposit	0.00	0.00
Prepaid expenses	2,699.58	0.00
Total Other Current Assets	**$104,241.10**	**$43,041.52**
Total Current Assets	**$117,129.01**	**$131,882.22**
Other Assets		
Accumulated depreciation	-31,176.73	-10,233.36
Cheyanne Connelly Loan	0.00	0.00
Software	42,420.00	36,020.00
Total Other Assets	**$11,243.27**	**$25,786.64**
TOTAL ASSETS	**$128,372.28**	**$157,668.86**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	420.00	
Total Accounts Payable	**$420.00**	**$0.00**
Credit Cards		
AMEX Business (1002)	23,770.20	16,171.29
AMEX Business (2008)	2,430.97	6,110.18
Brex Card Account (LendingClub Bank ***9811)	36.00	36.00
Total Credit Cards	**$26,237.17**	**$22,317.47**
Other Current Liabilities		
AZA Consulting	0.00	0.00
Short-term business loans	8,611.46	28,493.26
Total Other Current Liabilities	**$8,611.46**	**$28,493.26**

Call Emmy Inc

Balance Sheet

As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PY)
Total Current Liabilities	**$35,268.63**	**$50,810.73**
Long-Term Liabilities		
Note Payable	7,421.60	10,000.00
Total Long-Term Liabilities	**$7,421.60**	**$10,000.00**
Total Liabilities	**$42,690.23**	**$60,810.73**
Equity		
Opening balance equity	709.14	709.14
Retained Earnings	-52,939.15	-47,231.32
SAFE's	166,176.00	110,000.00
Shareholder Contribution	49,075.69	39,088.14
Net Income	-77,339.63	-5,707.83
Total Equity	**$85,682.05**	**$96,858.13**
TOTAL LIABILITIES AND EQUITY	**$128,372.28**	**$157,668.86**

Call Emmy Inc

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
Income		
Disputes	0.00	-1,111.05
Refund and Allowance	-15,263.11	-16,454.79
Sales	9,000.00	2,500.00
Services	317,217.21	325,553.16
Total Income	**$310,954.10**	**$310,487.32**
Cost of Goods Sold		
Cost of goods sold		
Merchant account fees	9,919.40	10,930.41
Outside Services		56,135.39
Service Providers Merchant Payments	216,072.75	174,210.09
Software & apps	26,022.24	18,890.92
Total Cost of goods sold	**252,014.39**	**260,166.81**
Total Cost of Goods Sold	**$252,014.39**	**$260,166.81**
GROSS PROFIT	**$58,939.71**	**$50,320.51**
Expenses		
Advertising & marketing	14,321.27	26,989.12
Content Marketing	6,300.00	13,000.00
Listing fees		776.42
Print Ads	1,180.99	654.99
Social media	171.62	3,846.93
Website ads	585.25	216.24
Total Advertising & marketing	**22,559.13**	**45,483.70**
Business Gift	180.89	481.77
Commissions & fees	3,651.44	
Conferences & Training Expenses	606.57	
Contract labor	30,000.55	62,835.50
Contributions to charities	50.00	23.00
Donation	0.00	140.21
Due and Subscription	176.00	940.00
Email	1,045.99	897.88
Event Exhibitor Expenses	2,742.48	
General business expenses		
Bank fees & service charges	944.00	968.00
Continuing education	34.74	
Memberships & subscriptions	2,965.00	2,362.02
Total General business expenses	**3,943.74**	**3,330.02**
Human Resources	4,031.36	8,711.26
Insurance	5,973.76	8,637.22

Call Emmy Inc

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
Interest paid		218.81
Business loan interest	7,426.63	9,251.95
Credit card interest	7,312.46	2,000.72
Total Interest paid	**14,739.09**	**11,471.48**
Legal & Professional services	3,000.00	
Accounting fees	3,470.00	6,002.73
Legal Fees	10,984.49	5,000.00
Tax Services	489.00	1,005.00
Total Legal & Professional services	**17,943.49**	**12,007.73**
Meals	321.12	
Meals with clients	41.66	154.53
Travel meals	537.74	228.60
Total Meals	**900.52**	**383.13**
Office expenses	29.00	
Office supplies	661.81	246.88
Shipping & postage	243.65	389.51
Small tools & equipment	91.28	
Total Office expenses	**1,025.74**	**636.39**
Other Business Expenses		29.06
Payroll expenses	64.00	10,977.00
Permits and Fees		60.00
Rent		
Building & land rent	1,397.40	
Total Rent	**1,397.40**	
Software Maintenance		1,360.00
Supplies	42.97	275.90
Supplies & materials	2,157.51	688.93
Total Supplies	**2,200.48**	**964.83**
Taxes paid	10.00	60.00
Payroll taxes	51.50	
Total Taxes paid	**61.50**	**60.00**
Technology Expenses	1,011.64	
Telephone Expense	80.70	414.88
Travel		
Airfare	442.39	
Hotels	1,239.69	353.75
Taxis or shared rides	281.18	288.36
Total Travel	**1,963.26**	**642.11**
Uncategorized Expense	0.00	39.81

Call Emmy Inc

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
Website Expenses	437.33	258.00
Total Expenses	**$116,787.06**	**$170,784.98**
NET OPERATING INCOME	**$ -57,847.35**	**$ -120,464.47**
Other Income		
Other Income	1,630.00	125,000.00
Total Other Income	**$1,630.00**	**$125,000.00**
Other Expenses		
Depreciation	20,943.37	10,233.36
Vehicle expenses		
Parking & tolls	178.91	10.00
Total Vehicle expenses	**178.91**	**10.00**
Total Other Expenses	**$21,122.28**	**$10,243.36**
NET OTHER INCOME	**$ -19,492.28**	**$114,756.64**
NET INCOME	**$ -77,339.63**	**$ -5,707.83**